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                              [COMPANY LETTERHEAD]



May 4, 2005


VIA EDGAR AND
FACSIMILE (202-772-9209)
-------------------------


Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington D.C. 20549-0306

Attention:  Peggy Y. Kim, Esq.

Re     Spark Networks plc
       Request for Withdrawal of Registration Statement on Form 10
         (File No. 000-51195)

Dear Ms. Kim:

Spark Networks plc, an English company (the "Company"), hereby makes application to withdraw its Registration Statement on Form 10 (File No. 000-51195) (the "Form 10") filed with the Securities and Exchange Commission (the "Commission") on March 10, 2005 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company also filed a Registration Statement on Form S-1 (File No. 333-123228) (the "Form S-1") with the Commission on March 10, 2005 and the Company is not hereby making application for the withdrawal of the Form S-1, which is attached as an exhibit to the Form 10.

The Company notes that, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 would automatically become effective on May 9, 2005, if not earlier withdrawn. The Company's application to withdraw the Form 10 is being done in order to prevent the Form 10 from automatically becoming effective before such time as the Company has revised the Form 10 and Form S-1 to respond to comments of the Staff of the Commission, and to otherwise update the information contained therein. The Form S-1 will remain on file and the Company may later file a Registration Statement on Form 10, substantially similar to the Form 10, but revised as described above in response to any additional comments of the Staff in connection with the Form S-1.

Please do not hesitate to contact Thomas J. Poletti or Katherine J. Blair of Kirkpatrick & Lockhart Nicholson Graham LLP at (310) 552-5000 if you have any questions regarding the foregoing.

Very truly yours,


/s/ DAVID E. SIMINOFF
David E. Siminoff
Chief Executive Officer and President


cc:      Geoffrey M. Ossias, SEC, Division of Corporation Finance
           (Via Fax: 202-772-9209)
         Gregory R. Liberman, Esq.
         Thomas J.  Poletti, Esq.
         Katherine J. Blair, Esq.